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               CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
                                       OF
                      CONVERTIBLE SERIES G PREFERRED STOCK
                                       OF
                              PROJECTAVISION, INC.

         Projectavision, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that the Board of Directors of the Corporation duly adopted a resolution at a meeting duly convened on June 9, 1998, at which a quorum was present and acting throughout, and that such resolution has not been amended, modified, or rescinded, and is now in full force and effect providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Corporation's Preferred Stock, which resolution is as follows:

         RESOLVED, that pursuant to the authority conferred upon the Board of Directors by Article Fourth of the Certificate of Incorporation of the Corporation, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the rights, preferences and designations of the authorized and unissued shares of Preferred Stock shall hereafter be as follows:

         Section 1. Designation. Two thousand (2,400) shares of Preferred Stock are hereby designated as Series G Convertible Preferred Stock (the "Preferred Stock"). The rights, preferences, privileges and qualifications, limitations and restrictions of the Preferred Stock are set forth in Sections 2 through 7 of this Resolution. The rights, preferences, privileges and qualifications, limitations and restrictions of the remaining shares of Preferred Stock shall be determined by the Board of Directors, from time to time after the date of the adoption of this Resolution, pursuant to the provisions of Article Fourth of the Certificate of Incorporation.

         Section 2. Dividends. The holders of the Preferred Stock are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cumulative dividends, payable in cash or common stock of the Corporation, par value $.0001 per share (the "Common Stock") at



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the Corporation's election, at the rate of 6% per annum of the Liquidation Value of the Preferred Stock until and through May 6, 2001, except with respect to the shares of Preferred Stock issued to the RBB Bank, in which event the date shall be June 9, 2001. The dividend is payable annually within seven (7) business days after each December 31st of each year, commencing December 31, 1998 (each, a "Dividend Declaration Date"). Dividends shall be paid only with respect to shares of Preferred Stock actually issued and outstanding on a Dividend Declaration Date and to the holders of record as of the Dividend Declaration Date, provided, however, that in the event that dividends have accrued with respect to converted shares of Preferred Stock and in converting such shares, the accrued but unpaid dividends were not converted therewith, such accrued but unpaid dividends shall be paid to the holder of the Preferred Stock (as of the date of the Conversion Notice, as defined below) on the Dividend Declaration Date. Dividends shall accrue from the first day of the annual period in which such dividend may be payable, except with respect to the first annual dividend which shall accrue from the date of issuance of the Preferred Stock, May 7, 1998, except with respect to the Preferred Stock issued to the RBB Bank, in which event the date shall be June 9, 1998. In the event that the Corporation elects to pay dividends in Common Stock, each holder of Preferred Stock shall receive shares of Common Stock equal to the quotient of (i) the product of 6% multiplied by the Liquidation Value of the Preferred Stock outstanding on the applicable Dividend Declaration Date divided by (ii) the average of the closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national exchange, for the five (5) trading days immediately prior to the Dividend Declaration Date (the "Stock Dividend Price").

         Section 3. Conversion. Subject to the provisions of Section 3(b) below, the holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

         (a) Right to Convert. Subject to the provisions of Section 3(b) below, the Preferred Stock, and accrued but unpaid dividends as of the date of any conversion, shall be convertible at any time and from time to time after July 1, 1998

         (b) Limitation of Conversion Rights. Notwithstanding the provisions of
Section 3(a) above, in the event that the conversion of any shares of outstanding Preferred Stock would result in a holder of Preferred Stock owning, in the aggregate (along with any other securities that may now or hereafter be owned or acquired by the holder), more than 4.99% of all of the then issued and outstanding Common Stock of the Company, such shares of Preferred Stock shall not be convertible into shares of Common Stock until such time as the conversion of such shares of Preferred Stock would result in the holder owning, in the aggregate (along with any other securities that may now or hereafter be owned or acquired by the holder), no more than 4.99% of the then issued and outstanding Common Stock of the Company.

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         (c) Automatic Conversion. All unconverted shares of Preferred Stock on the three (3) year anniversary date of the date of the "Closing" (as that term is defined in that certain Subscription and Purchase Agreement by and between the Company and the Subscriber), along with all accrued and unpaid dividends, shall automatically be converted into shares of Common Stock at the Conversion Price.

         (d) Conversion Price. As used herein, the term Conversion Price shall be the product of (i) the average closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national securities exchange, for the five (5) trading days immediately preceding the date of the Conversion Notice referred to in Section 3(e) below multiplied by (ii) .70; provided; however; that in no event shall the Conversion Price exceed $1.375.

         (e) Mechanics of Conversion. Failure to Convert Any holder of
Preferred Stock who wishes to exercise its Conversion Rights pursuant to paragraph (a) of this Section 3, must surrender the certificate therefor at the principal executive office of the Corporation, and give written notice, which may be via facsimile transmission, to the Corporation at its principal executive office that it elects to convert the same (the "Conversion Notice"). No Conversion Notice with respect to any shares of Preferred Stock can be given prior to the time such shares of Preferred Stock are eligible for conversion in accordance with the provisions of Section 3(a) above. Any such premature Conversion Notice shall automatically be null and void. The Corporation shall, within three (3) business day after receipt of an appropriate and timely Conversion Notice (the "Conversion Deadline"), issue to such holder of Preferred Stock a certificate for the number of shares of Common Stock to which the holder shall be entitled (which may include shares with respect to accrued but unpaid dividends as of the date of the Conversion Notice if so specified in the Conversion Notice). Such conversion shall be deemed to have been made only after both the certificate for the shares of Preferred Stock to be converted have been surrendered and the Conversion Notice is received by the Corporation (the "Conversion Documents"), and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock at and after such time. In the event that the Conversion Notice is sent via facsimile transmission, the Corporation shall be deemed to have received such Conversion Notice on the first business day on which such facsimile Conversion Notice is actually received, provided that the necessary certificates are actually received by the Corporation within two (2) business days thereafter.

        In the event that the Corporation fails to deliver to holder any of the shares of Common Stock entitled to be delivered


                                      -3-
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pursuant to a conversion of Preferred Stock on or prior to the Conversion
Deadline, then in such event, in addition to the Corporation's obligation to deliver said shares of Common Stock, the Corporation shall also be obligated to pay to holder, for each business day after the Conversion Deadline that it fails to deliver the shares of Common Stock underlying the Preferred Stock required to be converted (the "Unconverted Preferred Stock"), a penalty, as liquidated damages, equal to one percent (1%) of the outstanding face amount of the Unconverted Preferred Stock payable in cash or shares of Common Stock at the option of the holder. Such deliveries of additional shares pursuant to this subparagraph shall be made every seven (7) business days until the Corporation is in compliance with all lawful conversions hereunder.

         (f) Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. If the Corporation at any time or from time to time while shares of Preferred Stock are issued and outstanding shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or if the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately before such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. If the Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

         (g) Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in paragraph (f) of this
Section 3), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by


                                      -4-
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the holders upon conversion of the Preferred Stock immediately before that change.

         (h) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all of the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment. The provisions of this paragraph (h) may be waived by the affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock voting together as a single class and taken in advance of any action that would conflict with this paragraph (h).

         (i) Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

         (j) Notices of Record Date. If the Corporation shall propose at any time: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, other than a regular cash dividend out of earnings or earned surplus or a dividend as to which adjustment of the Conversion Price will be made under paragraph (f) of this Section 3; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;
(iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock other than one as to which adjustments of the Conversion Price will be made under paragraph (f) of this
Section 3; or (iv) to merge or consolidate with or into any other corporation, or sell all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with such event, the Corporation shall send to the holders of the Preferred Stock;

               (1) at least ten (10) days' prior written notice of the Date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the Date

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                    on which the holders of Common Stock shall be entitled
                    thereto) or for determining rights;

                    to vote, if any, in respect of the matters referred to in clauses (iii) and (iv) above; and

               (2)  in the case of the matters referred to in clauses (iii) and
                    (iv) above, at least ten (10) days' prior written notice of the Date when the same shall take place (and specifying the Date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

         (k) Issue Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

         (l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.

         (m) Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fractional share of Common Stock, such fractional share shall be rounded up to the nearest whole share.

                                      -6-
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        (n) Notices. Except as otherwise specified herein to the contrary, all notices, requests, demands and other communications required or desired to be given hereunder shall only be effective if given in writing by hand, by certified or registered mail, return receipt requested, postage prepaid, or by U.S. express mail service, or by private overnight mail service (e.g. Federal Express), or by facsimile transmission. Any such notice shall be deemed to have been given (a) on the business day actually received if given by hand or facsimile transmission, (b) on the business day immediately subsequent to mailing, if sent by U.S. express mail service or private overnight mail service, or (c) three (3) business days following the mailing thereof, if mailed by certified or registered mail, postage prepaid, return receipt requested, and all such notices shall be sent to the following addresses (or to such other address or addresses as a party may have advised the other in the manner provided herein):

        If to the Company:

            Marvin Maslow
            Chief Executive Officer
            Projectavision, Inc.
            Two Penn Plaza
            Suite 640
            New York, NY 10121

        with copies simultaneously by like means to:

            Clifford A. Brandeis, Esq.
            Zukerman Gore & Brandeis, LLP
            900 Third Avenue
            New York, NY 10022

        If to the Subscriber, to the address of Subscriber as set forth in the Subscription Agreement.

        (o) Termination of Conversion Rights and Dividends. Notwithstanding anything set forth herein to the contrary, all Conversion Rights (including, but not limited to the right to Automatic Conversion) and rights to receive dividends on the Preferred Stock shall automatically and irrevocably cease, whether or not the holder has submitted a written notice of conversion with respect to any shares of Preferred Stock, in the event that a holder is in material breach of the provisions set forth in Section 3(h) of that certain Subscription and Purchase Agreement dated as of May 7, 1998 by and between the Corporation and Zubair Kazi, or Section 3(h) of the certain Subscription and Purchase Agreement dated as of June 9, 1998 by and between the Corporation and RBB Bank (in either case the "Subscription Agreement").

        (p) Business Day. As used herein, the term "business day" shall mean any day other than a Saturday, Sunday or a day


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when the federal and state banks located in the State of New York are required or permitted to close.

         Section 4. Voting Rights. The holders of the Preferred Stock shall have no voting rights whatsoever, except as otherwise provided by the Delaware General Corporation Law (the "Delaware Law"), and as expressly set forth in this
Section 4 and in Section 7(b) below. To the extent that under Delaware Law the vote of the holders of the Preferred Stock, voting separately as a class or series as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least a majority of the shares of the Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Preferred Stock (except as otherwise may be required under Delaware Law) shall constitute the approval of such action by the class. To the extent that under Delaware Law the holders of the Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated and conversion is effected. Holders of the Preferred Stock shall be entitled to notice of (and copies of proxy materials and other information sent to shareholders) all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation's by-laws and applicable statutes.

         Section 5. Redemption.

         (a) With respect to the Preferred Stock issued to Zubair kuai, at any time until September 4, 1998, one hundred and twenty (120) calendar days following the date of issuance of the Preferred Stock (the "Redemption Period") and from time to time during the Redemption Period, the Corporation shall have the right, upon no more than thirty (30) days prior written notice to the holder, give written notice (the "Redemption Notice") of its intent to redeem any or all of the shares of Preferred Stock for which the holder thereof has not requested conversion at a per share price equal to one hundred and twenty percent (120%) of the Liquidation Value, plus any accrued and unpaid dividends up until the date redemption is actually effected. Redemption of the Preferred Stock referred to in the Redemption Notice must occur within thirty (30) days of the date of the giving of the Redemption Notice. Upon the giving of the Redemption Notice, the holder of the Preferred Stock shall thereafter no longer have any Conversion Rights.

         (b) With respect to the Preferred Stock issued to RBB Bank, at any time until October 6, 1998, one hundred and twenty (120) calendar days following the date of issuance of the Preferred Stock (the "Redemption Period") and from time to time during the Redemption Period, the Corporation shall have the right, upon no more than thirty (30) days prior written notice to the holder, give written notice (the "Redemption Notice") of its intent to redeem any or all of the shares of Preferred Stock for which the holder thereof has not requested conversion at a per share price equal to one hundred and twenty percent (120%) of the Liquidation Value, plus any accrued and unpaid dividends up until the date redemption is actually effected. Redemption of the Preferred Stock referred to in the Redemption Notice must occur within thirty (30) days of the date of the giving of the Redemption Notice. Upon the giving of the Redemption Notice, the holder of the Preferred Stock shall thereafter no longer have any Conversion Rights. In addition, in the event that the Company's shares of Common Stock are not listed or quoted on either the Nasdaq Small Cap Market or the Nasdaq Bulletin Board, then RBB may require the Company to redeem its outstanding Preferred Shares for the Liquidation Value.

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         Section 6. Liquidation Preference. The holders of shares of Preferred
Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, out of or to the extent of the net assets of the Corporation legally available for such distribution, before any distributions are made with respect to any Common Stock or any stock ranking junior to the Preferred Stock, $1,000.00 per share, plus any declared but unpaid dividends (the "Liquidation Preference"). After payment of the full amount of the Liquidation Preference, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

         Section 7. Restrictions and Limitations.

                    (a) Shares of Preferred Stock acquired by the Corporation by reason of purchase, conversion, redemption or otherwise shall be retired and shall become authorized but unissued shares of Preferred Stock, which may be reissued as part of a new series of Preferred Stock hereafter created under Article Fourth of the Certificate of Incorporation.

                    (b) So long as shares of Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock voting together as a separate class, amend the terms of this Resolution. The holders of the outstanding shares of the Preferred Stock shall be entitled to vote as a separate class upon a proposed amendment of the Certificate of Incorporation if the amendment would alter or change the powers, preferences or special rights of the shares of Preferred Stock so as to affect them adversely.

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IN WITNESS WHEREOF, Projectavision, Inc. has caused this Certificate to be signed by its President and attested by its Secretary this 7th day of May, 1998.


                                    PROJECTAVISION, INC.


                                    By: /s/ Marvin Maslow
                                        ----------------------------------
                                        Marvin Maslow
                                        Chairman of the Board

Attest:

/s/ Jules Zimmerman
------------------------------
Jules Zimmerman
Secretary

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